UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   MAY 26, 2005                       /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 2005 AND 2004
                      (Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Amera Resources Corporation for the three months ended March 31, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                    MARCH 31,      DECEMBER 31,
                                                      2005             2004
                                                        $                $

                                     ASSETS


CURRENT ASSETS

Cash and cash equivalents                            1,798,783        1,679,232
Amounts receivable and prepaids                        141,483           57,335
                                                  ------------     ------------
                                                     1,940,266        1,736,567

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)       2,574,157        1,915,221

EQUIPMENT (Net of amortization of $187)                  5,709            2,796
                                                  ------------     ------------
                                                     4,520,132        3,654,584
                                                  ============     ============


                                  LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                42,119           50,447
                                                  ------------     ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                               5,581,327        4,527,878
CONTRIBUTED SURPLUS                                    436,305          383,805
DEFICIT                                             (1,539,619)      (1,307,546)
                                                  ------------     ------------
                                                     4,478,013        3,604,137
                                                  ------------     ------------
                                                     4,520,132        3,654,584
                                                  ============     ============



NATURE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS

/s/ Nikolaos Cacos  , Director
--------------------

/s/ Jerry Minni     , Director
--------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
               FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2005
                      (Unaudited - Prepared by Management)



                                                      2005             2004
                                                        $                $
EXPENSES

Accounting and audit                                     4,456            3,122
Advertising                                              3,091          11,7766
Bank charges                                             2,522                -
Corporate development                                   14,255           18,448
Foreign exchange                                         5,779            2,153
General exploration                                     13,471                -
Investor relations                                           -           22,500
Legal                                                   19,130            8,446
Management fees                                         18,375           17,276
Office and sundry                                       20,941           14,376
Printing                                                 6,093                -
Professional fees                                       21,452           35,950
Regulatory fees                                              -            2,053
Rent                                                     5,931            7,500
Salaries                                                42,456           13,815
Shareholder costs                                            -            3,495
Stock based compensation                                52,500                -
Telephone                                                3,195                -
Transfer agent fees                                      1,211            5,352
Travel                                                   3,079            5,707
Interest income                                         (5,864)          (2,047)
                                                  ------------     ------------

LOSS FOR THE PERIOD                                   (232,073)        (169,922)

DEFICIT - BEGINNING OF PERIOD                       (1,307,546)        (433,214)
                                                  ------------     ------------
DEFICIT - END OF PERIOD                             (1,539,619)        (603,136)
                                                  ============     =============


BASIC AND DILUTED LOSS PER SHARE                        $(0.02)          $(0.02)
                                                  ============     =============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      14,579,500       10,484,186
                                                  ============     =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                  INTERM CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
                      (Unaudited - Prepared by Management)



                                                      2005             2004
                                                        $                $

 CASH PROVIDED FROM (USED FOR)

 OPERATING ACTIVITIES

 Loss for the period                                  (232,073)        (169,922)
 Item not affecting cash
      Stock based compensation                          52,500                -
                                                  ------------     ------------
                                                      (179,573)        (169,922)
 Increase in amounts receivable and prepaids           (84,148)         (23,823)
 Increase in accounts payable and
     accrued liabilities                                (8,328)          27,238
                                                  ------------     ------------
                                                      (272,049)        (166,506)
                                                  ------------     ------------
 FINANCING ACTIVITIES

 Issuance of common shares                           1,115,200        2,413,050
 Share issuance costs                                  (61,751)        (157,918)
                                                  ------------     ------------
                                                     1,053,449        2,255,132
                                                  ------------     ------------
 INVESTING ACTIVITIES

 Expenditures on mineral properties and
     deferred costs                                   (658,936)        (148,872)
 Purchase of equipment                                  (2,913)               -
                                                  ------------     ------------
                                                      (661,849)        (148,872)
                                                  ------------     ------------

 INCREASE IN CASH DURING THE PERIOD                    119,551        1,939,753

 CASH AND CASH EQUIVALENTS
      - BEGINNING OF PERIOD                          1,679,232        1,117,845
                                                  ------------     ------------
 CASH AND CASH EQUIVALENTS
      - END OF PERIOD                                1,798,783        3,057,598
                                                  ============     ============

 CASH AND CASH EQUIVALENTS COMPRISE OF:

 Cash                                                  798,783        3,057,598
 Term Deposit                                        1,000,000                -
                                                  ------------     ------------
                                                     1,798,783        3,057,598
                                                  ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
 INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaudited - Prepared by Management)




                                           ARGENTINA                            PERU                      USA
                                 ----------------------------      -----------------------------     ------------
                                    MOGOTE           CHUBUT          ESPERANZA         OTHER            WALKER
                                   PROPERTY        PROPERTIES        PROPERTY         PROPERTY           LAKE             TOTAL
                                       $                $                $                $                $                $

BALANCE - DECEMBER 31, 2004         1,468,904          225,000          144,013                -           77,304        1,915,221
                                 ------------     ------------     ------------     ------------     ------------     ------------
EXPENDITURES DURING THE PERIOD

     Acquisition costs                 14,628                -           52,496           13,091                -           80,215
     Access                            35,663                -                -                -                -           35,663
     Assays                             2,120                -                -                -                -            2,120
     Contractors                      151,606                -           10,302            9,339            9,368          180,615
     Drilling                         239,031                -                -                -                -          239,031
     Fuel                              48,702                -              346              258                -           49,306
     Office and other                   7,454                -            1,463            2,957                -           11,874
     Rental                            10,026                -                -            3,657                -           13,683
     Supplies                           2,541                -              171              822                -            3,534
     Travel                             1,020                -                -               87                -            1,107
     IVA Tax                           41,788                -                -                -                -           41,788
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                      554,779                -           64,778           30,211            9,368          658,936
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE - MARCH 31, 2005            2,023,483          225,000          208,791           30,211           86,672        2,574,157
                                 ============     ============     ============     ============     ============     ============






          The accompanying notes are an integral part of these interim consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaduited - Prepared by Management)



1.       NATURE OF OPERATIONS

         The Company is engaged in the  acquisition  and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS


                                                 MARCH 31, 2005                                    DECEMBER 31, 2004
                                 ----------------------------------------------     ----------------------------------------------
                                  ACQUISITION      EXPLORATION                       ACQUISITION      EXPLORATION
                                     COSTS        EXPENDITURES         TOTAL            COSTS        EXPENDITURES         TOTAL
                                       $                $                $                $                $                $

         Argentina
             Mogote Property          682,325        1,205,794        1,888,119          667,697          707,631        1,375,328
             Chubut Properties        225,000               -           225,000          225,000                -          225,000
         Peru
             Esperanza Property       155,493           53,298          208,791          102,997           41,016          144,013
             Other                     13,090           17,120           30,210                -                -                -
         USA
             Walker Lake               77,304            9,369           86,673           77,304                -           77,304
                                    1,153,212        1,285,581        2,438,793        1,072,998          748,647        1,821,645
                                 ------------     ------------     ------------     ------------     ------------     ------------
         Foreign value added tax            -          135,364          135,364                -           93,576           93,576
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                    1,153,212        1,420,945        2,574,157        1,072,998          842,223        1,915,221
                                 ============     ============     ============     ============     ============     ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaduited - Prepared by Management)


3. MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

         a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:


                              SHARES TO      EXPLORATION
                              BE ISSUED      EXPENDITURES    DATE
                                                 US $

                                100,000                 -    Issued in 2003
                                100,000           250,000    Issued in 2004
                                250,000           300,000    July 1, 2005
                                300,000           300,000    July 1, 2006
                                900,000           400,000    July 1, 2007
                              ---------         ---------
                              1,650,000         1,250,000
                              =========         =========

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                                     US $              DATE

                                   1,000,000           May 30, 2005
                                   1,000,000           May 30, 2006
                                   1,000,000           May 30, 2007
                                   ---------
                                   3,000,000
                                   =========

                           The final underlying option payment of US $110,000 is due on June 6, 2005.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter return royalty.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaduited - Prepared by Management)


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

         b) The Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property comprising 3,000 hectares located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (25,000 shares issued). The Company can earn an additional 25% interest by preparing a bankable feasibility study on the Esperanza Property within three years and issuing a further 260,000 shares.

         c) As part of the Company's ongoing generative exploration program, funds have been expended to support a reconnaissance program of evaluating epithermal gold targets in prospective mineral belts in Nevada, USA. The Company has staked two claim blocks in the Roysten Hills of west central Nevada. The 478 hectare Roy Claim block and the 227 hectare Hills Claim block are located 45 kilometres northwest of Tonapah along the northern margin of the Walker Lane epithermal belt.


4.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value


         Issued:                                          MARCH 31, 2005                  DECEMBER 31, 2004
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $

         Balance, beginning of year                 14,087,882        4,527,878        9,086,832        1,228,395
                                                  ------------     ------------     ------------     ------------
         Issued during the year
         For cash
              - initial public offering                      -                -                -                -
              - private placements                   1,650,000          907,500        4,007,000        2,891,350
              - exercise of warrants                   310,000          207,700          288,750          143,650
              - greenshoe option                             -                -          225,000          101,250
         For agent's fees                               41,962           23,079           55,300           44,240
         For mineral properties                              -                -          425,000          329,250
                                                  ------------     ------------     ------------     ------------
                                                     2,001,962        1,138,279        5,001,050        3,509,740
         Less:  share issue costs                                       (84,830)                -        (210,257)
                                                  ------------     ------------     ------------     ------------
                                                     2,001,962        1,053,449        5,001,050        3,299,483
                                                  ------------     ------------     ------------     ------------
         Balance, end of year                       16,089,844        5,581,327       14,087,882        4,527,878
                                                  ============     ============     ============     ============

         (a) During the three months ended March 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There was also cash commissions and administration fees paid of $61,751.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaduited - Prepared by Management)

4. SHARE CAPITAL (continued)

         (b) During the three months ended March 31, 2005, the Company granted stock options at $0.75 per share to its directors, employees and consultants for a period of five years to acquire 250,000 common shares of the Company and recorded compensation expense of $52,500.

                  The following table summarizes information about the stock options outstanding and exercisable at March 31, 2005:

                                         NUMBER OF OPTIONS
                                          OUTSTANDING AND
                  EXERCISE PRICE            EXERCISABLE       EXPIRY DATE

                       $0.60                   900,000        December 12, 2008
                       $0.90                   454,500        April 2, 2009
                       $0.75                   250,000        March 21, 2010
                                             ---------
                                             1,604,500
                                             =========

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the three months ended March 31, 2005:

                             Risk-free interest rate            3.10%
                             Estimated volatility                75%
                             Expected life                    2.5 years
                             Expected dividend yield              0%

                  The fair value per share of stock options granted in the three
                  months   ended   March   31,   2005,   calculated   using  the
                  Black-Scholes option pricing model, was $0.21 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at March 31, 2005, and the changes for the three months ended March 31, 2005, is as follows:

                                                                      NUMBER

                          Balance, beginning of period                4,230,300
                          Issued                                        912,731
                          Exercised                                    (310,000)
                          Expired                                      (947,000)
                                                                   ------------
                          Balance, end of period                      3,886,031
                                                                   ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaduited - Prepared by Management)


4.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at March 31, 2005 are as follows:

                       NUMBER             EXERCISE PRICE      EXPIRY DATE
                         $

                      912,731                  0.60           March 18,2006
                    1,500,000                  1.20           March 24, 2006
                       18,000                  0.90           March 24, 2006
                    1,305,300                  1.20           March 31, 2006
                      150,000                  0.90           March 31, 2006
                  -----------
                    3,886,031
                  ===========

         (d) As at March 31, 2005, 2,609,588 common shares are held in escrow and are released every six months, ending on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 9, 2005 the formal agreement was finalized, effective as of January 1, 2005. The Grosso Group is a private company which is be owned by the Company, IMA, Golden Arrow and Gold Point Exploration Ltd., each of whom own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. During the three months ended March 31, 2005, the Company paid fees of $60,237 and an additional deposit of $20,079 to the Grosso Group.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the three months ended March 31, 2005, the Company paid $18,375 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.


6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended March 31, 2005.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005
                      (Unaduited - Prepared by Management)


6. SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:

                                                                    MARCH 31, 2005
                                   --------------------------------------------------------------------------------
                                                       MINERAL          MINERAL          MINERAL
                                     CORPORATE       EXPLORATION      EXPLORATION      EXPLORATION
                                       CANADA         ARGENTINA          PERU              USA             TOTAL
                                         $                $                $                $                $

         Current assets               1,799,757           68,343           72,166                -        1,940,266
         Mineral property interests           -        2,248,483          239,001           86,673        2,574,157
               and deferred costs
         Equipment                            -                -            5,709                -            5,709
                                   ------------     ------------     ------------     ------------     ------------
                                      1,799,757        2,316,826          316,876           86,673        4,520,132
                                   ============     ============     ============     ============     ============



                                                                  DECEMBER 31, 2004
                                   --------------------------------------------------------------------------------
                                                       MINERAL          MINERAL          MINERAL
                                     CORPORATE       EXPLORATION      EXPLORATION      EXPLORATION
                                       CANADA         ARGENTINA          PERU              USA             TOTAL
                                         $                $                $                $                $
         Current assets               1,706,891           11,151           18,525                -        1,736,567
         Mineral property interests           -        1,693,904          144,013           77,304        1,915,221
               and deferred costs
         Equipment                            -                -            2,796                -            2,796
                                   ------------     ------------     ------------     ------------     ------------
                                      1,706,891        1,705,055          165,334           77,304        3,654,584
                                   ============     ============     ============     ============     ============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the three months ended March 31, 2005 and 2004 as follows:


                                                      2005             2004
                                                        $                $
         Investing activity

         Expenditures on mineral property
            interests and deferred costs                     -                -
         Shares issued for mineral properties                -                -
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============

                                                      2005             2004
                                                        $                $
         Financing activity

         Agents fee payable                            (23,079)               -
         Shares issued for payment of
            agent's fees                                23,079                -
                                                  ------------     ------------
                                                             -                -
                                                  ============     ============

                           AMERA RESOURCES CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005



INTRODUCTION

The following management discussion and analysis is prepared as at May 26, 2005, and should be read in conjunction with the Company's unaudited interim financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and related notes. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed, all dollar figures included therein and in the following MD&A are expressed in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently focusing its financial resources in conducting an exploration program on the Mogote Property in Argentina. All of the Company's material mineral property interests are located in Argentina. The Company is currently reviewing other mineral property interest opportunities in South and North America. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 9, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, IMA Exploration Inc., Golden Arrow Resources Corporation and Gold Point Exploration Ltd., each of whom own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.

EXPLORATION PROJECTS

MOGOTE PROPERTY, PROVINCE OF SAN JUAN, ARGENTINA

The Company's main exploration focus has been the Mogote Property in northwestern San Juan province, Argentina. On April 29, 2004, the Company reported the drill results for the Phase I, 1475 metre, diamond drilling program on the Mogote Property. The Phase I drill program targeted the central and northern portions of Filo Este, a zone defined by a large magnetic high, measuring 1500 x 800 metres, related strong chargeability anomalies, and surface copper and gold geochemistry. A trenching program carried out earlier had exposed copper-gold mineralization averaging 0.33 g/t Au, 0.20% Cu and 2.7 g/t Ag over 500 metres in a single trench in the core of the anomaly. All of the drill holes on Filo Este intersected continuous copper-gold mineralization over wide intervals, confirming the presence of a large copper-gold porphyry system. These were the first holes ever drilled on the northern portion of the Mogote Property. The drill results, from holes MOG-04-1 to MOG-04-4 on Filo Este, are summarized in the following table.

--------------------------------------------------------------------------------
DRILL           TOTAL                                    (LWA)   (LWA)    (LWA)
HOLE            DEPTH       FROM      TO      INTERVAL   GOLD   SILVER   COPPER
              (metres)    (metres)  (metres)  (metres)   (g/t)   (g/t)    (g/t)
--------------------------------------------------------------------------------
MOG-04-1        71.6        2.0       70.0      68.0      0.43    13.9     0.244
--------------------------------------------------------------------------------
MOG-04-1A      495.3        6.0      495.3     489.3      0.23     2.6     0.170
Including                 258.0      424.0     166.0      0.19     2.2     0.243
      And                 308.0      396.0      88.0      0.20     1.9     0.290
--------------------------------------------------------------------------------
MOG-04-2       315.4        2.0      315.4     313.4      0.16     1.9     0.171
Including                 196.0      315.4     119.4      0.21     2.8     0.248
--------------------------------------------------------------------------------
MOG-04-3       300.0        6.0      300.0     294.0      0.11     1.3     0.078
--------------------------------------------------------------------------------
MOG-04-4       292.9        2.0      292.9     290.9      0.23     3.1     0.104
--------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, extended the surface copper-gold geochemical anomaly of greater than 100 ppb gold and 500 ppm copper to 4000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 500 ppb gold in talus fines. Immediately on trend to the north of the Filo Central anomaly Tenke Mining Corp. is actively drilling their Vicuna copper-gold project.

In early November 2004 a short surface work program was carried out to expand on talus fine sampling coverage, conduct more detailed geological and alteration mapping in key areas and to refine target areas for subsequent drill-testing. The length of this program was cut short due to an unusually heavy snowfall.

Between mid January and early February 2005 the Company carried out a 2,577 metre nine hole Phase II RC drill program on the Mogote Property. All holes were collared to test areas of potassic altered diorite and monzonite porphyries within the Filo Este and Filo Central anomalies. Five holes were completed on Filo Este over an east-west strike of 1.4 kilometres and spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. Results from the drill program were released on March 29, 2005; of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry. Mineralization was found related to potassic quartz-biotite alteration and directly related to early quartz vein density and local silicification. Early quartz vein density hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite. Locally, areas of moderate to intermediate argillic alteration, characterized by sericite-chlorite-pyrite, were found to overprint potassic alteration. Significant intercepts included:

--------------------------------------------------------------------------------
DRILL              TOTAL                                  (LWA)   (LWA)    (LWA)
HOLE        ZONE   DEPTH     FROM       TO     INTERVAL   GOLD   SILVER   COPPER
                  (metres) (metres)  (metres)  (metres)   (g/t)   (g/t)    (g/t)
--------------------------------------------------------------------------------
MOG-6       Este    250        0        250       250      0.22            0.083
including                    176        246        70      0.36    3.0     0.158
--------------------------------------------------------------------------------
MOG-7       Este    287        0        287       287      0.25    3.0     0.107
--------------------------------------------------------------------------------
MOG-8       Este    300        4        142       138      0.47    2.0     0.093
--------------------------------------------------------------------------------
MOG-12      Este    300      214        276        62      0.30    1.1     0.140
--------------------------------------------------------------------------------

All significant intercepts were from Filo Este and MOG-7, MOG-8, and MOG-12 were all collared in the northwest corner of the property. They are hosted in or spatially related to a newly mapped occurrence of fine-grained monzonite porphyry that is interpreted as an early mineral porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Targets in the southern portion of the project area include Zona Colorida, Stockwork Hill, and the Southeast Colour Anomaly, all of which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization. The Mogote Property demonstrates many attributes of a classic Andean-type copper-gold porphyry system and is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits. Mogote is situated 70 kilometres north of Barrick Gold Corp.'s large Pascua/Veladero gold discoveries (resources of 38 million ounces gold and 750 million ounces silver) and 11 kilometres east of Noranda/Metallica's El Morro copper-gold discovery (inferred resources of 7.4 million ounces gold, 6.2 billion pounds copper). The Placer Dome/Arizona Star/Bema Gold 23 million ounce Cerro Casale gold-copper discovery is located 50 km to the north.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G.. Assays for the drilling and surface program were performed by ALS Chemex Laboratories, North Vancouver, BC or by Alex Stewart Labs, Mendoza, Argentina. Both are internationally recognized assay service providers. Dr. David A. Terry, P.Geo., is the Company's Qualified Person for the Mogote Property in compliance with National Instrument 43-101. The Company is currently reviewing the data from the recent drill program in conjunction with all other exploration data from the property to formulate plans for the project going forward.

CHUBUT PROJECT, CHUBUT PROVINCE, ARGENTINA

The Company owns a 100% interest in three cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.

ESPERANZA PROPERTY, DEPARTMENT OF AREQUIPA, PERU

On August 25, 2004, the Company announced that it has acquired an option to earn up to an 80% interest in the 3,000 hectare Esperanza epithermal gold property, located in the high sierras of southwest Peru in northern Arequipa Department, approximately 600 kilometres southeast of the capital, Lima. A two-kilometre area of mutual interest is included for land staked peripheral to the original 3,000 hectare property.

The Esperanza property is underlain by Miocene-aged continental volcanic rocks of the Tacaza, Alphabamba and Barroso Formations. Regionally both the Tacaza and Alphabamba formations host epithermal gold-silver deposits. Esperanza is located 45 kilometres southwest of the Liam gold-silver discovery (Newmont/Southwestern Resources), 35 kilometres northwest of the Orcopampa gold-silver mine (Buenaventura) which was recently expanded to produce 200,000 ounces of gold per annum; and 15 kilometres north-northwest of the Poracota gold project (Buenaventura/Teck Cominco/Southwestern Resources) which has a reported gold resource of >1.5 million ounces in two zones. A three-kilometre long northeast-trending epithermal system was recognized by Arcturus on the property within which narrow gold-bearing silica veins and/or silica-rich breccias in several zones were identified.

A Phase I surface work program comprising detailed mapping, sampling, prospecting, and soil sampling was carried out over the property and immediately surrounding area in October and November of 2004 under the supervision of John
A. Brophy, P.Geo.. This work, reported on in a February 10, 2005 news release, resulted in the discovery of two significant new gold zones, Zona Ventana and Zona Afuera. As Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary, the Esperanza property was expanded to 4,000 hectares in early January to cover the target.

Zona Ventana

Zona Ventana (The Window Zone) is characterized by argillically-altered and variably silicified tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 metres long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silicification are evident and range from matrix inundations (occasionally finely druzy), irregular and discontinuous stockworks of chalcedonic quartz, hydrobreccia, vuggy vein quartz, and non-vuggy vein quartz with abundant fine-grained disseminated pyrite and moderate limonite alteration. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with horizontal slickensides and northeast-trending veins parallel to the Wayra-Huanca trend.

Of 83 chip samples (average sample length 5 metres) collected from Zona Ventana, 62 samples (75% of total) carried anomalous gold (>100 ppb) and most of these carried anomalous pathfinder elements such as silver (to 11.45 ppm), arsenic (to 1980 ppm), mercury (to 19.6 ppm) and antimony (to 1015 ppm). Thirteen of the chip samples (16% of total) assayed greater than 500 ppb gold including those tabulated below.

         -----------------------------------------------------
          SAMPLE NUMBER     LENGTH (METRES)      GOLD (PPB)
         -----------------------------------------------------
                429                6                555
         -----------------------------------------------------
              90664             10 X 10             594
         -----------------------------------------------------
              90659               5.5               615
         -----------------------------------------------------
              90654                13               637
         -----------------------------------------------------
              90652              7 X 7              682
         -----------------------------------------------------
              90650               8.6               940
         -----------------------------------------------------
              90651               9.3              1140
         -----------------------------------------------------


Zona Afuera

Zona Afuera (The Outside Zone) is located two kilometres south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected, with values ranging from 358 to 605 ppb across sample lengths of 6 to 8 metres. Pathfinder elements at Zona Afuera range up to
1.09 g/t silver, 139.5 ppm arsenic, 1.04 ppm mercury, and 21.4 ppm antimony.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system similar to those being explored at Poracota and Liam. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk tonnage epithermal gold deposit. Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies at Zona Wayra, Zona Huanca, and Zona Ladera.

Based on the encouraging results of the Phase I exploration program and on the comparable hostrock, style of mineralizaiton, and geochemical signatures between the Esperanza property and the adjacent Poracota gold project, the Company announced on February 28, 2005 that it had staked an additional 12,000 hectares of ground between Esperanza and Poracota, expanding the size of the Esperanza property to 16,000 hectares.

The next phase of work on the property is planned for late May 2005 and will include further detailed mapping and sampling of Zona Ventana and Zona Afuera and ground geophysics to outline silicified zones and structures for drill-testing. Further work along the northern trend will focus on the Wayra-Huanca zones and will include further soil sampling and detailed mapping. Reconnaissance-style mapping, prospecting and sampling will be carried out over the newly-acquired area between Esperanza and Poracota to identify areas of alteration or mineralization for more detailed follow-up.

The eastern portion of the Esperanza property is accessible by four-wheel drive vehicle and exploration can be conducted year-round. A new high-tension power line passes close to the expanded eastern property boundary. All assays and analyses reported from the Phase I program were completed at ALS Chemex Labs Ltd. in North Vancouver.

ROY AND HILLS PROPERTIES, NEVADA

On March 7, 2005 the Company announced it had staked two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block are located 45 kilometers northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces. These acquisitions build on the Company's ongoing strategy to acquire attractive gold properties in high potential mineral districts.

Both properties are located in Nye County, Nevada which has a long and rich mining history that continues up to the present. The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). The Roy property is a gold-silver epithermal system that contains values grading up to 41.5 g/t gold (1.2 oz/ton) in float material while the Hills property is a silver-gold epithermal system with values grading up to
0.21 g/t gold and 75 g/t silver. Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lake sediments and Quaternary gravels.

Roy Property

The Roy gold project comprises a largely covered geochemical and geophysical target. A number of outcrops displaying anomalous alteration are seen through younger cover sequences. Several short rotary drill holes were found testing an area of more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres. Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. Anomalous gold values range from 30 to 600 ppb gold with one anomalous float sample of quartz vein material assaying 41.5 g/t gold. Sample widths were generally one metre or less and sampling was carried out on argillic as well as silicic alteration. The Southern Zone is weakly anomalous in silver with values up to 21 g/t, but is moderately to strongly anomalous in arsenic, antimony, and manganese.

The Northern Zone of alteration on the Roy property is characterized by weakly silcified dacite flows contained within moderate argillic wallrock alteration. Samples are anomalous in gold with values ranging up to 65 ppb. Arsenic and antimony are also anomalous. The Western Zone of alteration at Roy is characterized by moderate to strong silification of dacite and latite volcanics. The Western Zone is centered on a prominent hill that has undergone most of the past drilling. This area underwent limited sampling by Amera and was weakly anomalous in gold with a high value of 37 ppb.

Hills Property

The Hills silver-gold project is located 7 kilometers northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive phyllic alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in latite and quartz latite volcanics of probable Oligocene age. Several samples were anomalous in silver and gold with values ranging from 0.2 to 70.0 g/t silver and 0.1 to 0.2 g/t gold. The alteration is moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

A ground magnetics survey was carried out over both the Roy and Hills claims in March, 2005 by Quantec Geophysics to identify areas of alteration and structures which will assist in refining targets for drill-testing. The Company is currently assembling plans and a budget for a Phase I RC drill program to test a number of targets on both the Roy and Hills properties.

The Company holds a 100% interest in both the Roy and Hills properties that were located with 20-acre mining claims over federal land administered by the Bureau of Land Management. All work on the Roy and Hills properties was carried out under the supervision of Steven K Jones, M.Sc., CPG, a Qualified Person as defined by National Instrument 43-101. All assays and analyses from the Roy and Hills claims were completed at ALS Chemex Labs Ltd. in North Vancouver.

OTHER PROPERTIES

The Company is actively carrying out reconnaissance programs in high potential mineral belts in southern Peru and Nevada, USA. In addition the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions throughout the Americas.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                             -----------------------------------------------------------------------------------------------------
                                2005                             2004                                        2003
                             ----------   -------------------------------------------------   ------------------------------------
                               MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30
                                  $            $            $            $            $            $            $            $
                             ----------   -------------------------------------------------   ------------------------------------

Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net Income (Loss)             (232,0730)    (196,019)    (183,069)    (327,369)    (169,922)    (346,218)     (13,038)     (36,253)
Basic and Diluted Loss per
Share                             (0.02)       (0.02)       (0.01)       (0.02)       (0.02)       (0.08)       (0.00)       (0.01)
Dividends per share                 Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                             ----------   -------------------------------------------------   ------------------------------------


RESULTS OF OPERATIONS

For the three months ended March 31, 2005, the Company reported a net loss of $232,073 ($0.02 per share), an increase in loss of $62,151 from the $169,922 loss ($0.02 per share) for the three months ended March 31, 2004.

A total of $232,073 of general and administrative costs were incurred for the three months ended March 31, 2005 compared to $169,922 for the three months ended March 31, 2004. Significant expenditures were incurred in 2005 in the following categories:

     - Corporate development of $14,255, compared to $18,448 in 2004, is comprised of costs related to investor conferences and general corporate information.
     - General exploration costs of $13,471 were incurred in the 2005 period ($nil in 2004) as the Company expanded its generative exploration activities.
     - Management fees of $18,375 were paid to the President of the Company pursuant to an employment agreement compared to $17,276 in the 2004 period.
     - Legal fees of $19,130 in were incurred in the 2005 period compared to $8,446 in 2004. The increase is due to costs related to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
     - Professional fees of $21,092 include fees paid for assistance with its financing. In 2004 professional fees of $35,950 included a $25,000 relocation allowance paid to the Company's Vice-President, Exploration.
    - Office expenses were $20,941 in 2005 compared to $14,376 in 2004 as a result of the increase in activity in 2005.
     - Salaries of $42,456 represent the allocation of fees paid to the Grosso Group in 2005, compared to $13,815 in 2004 that were paid to IMA. A total of $60,237 was paid to the Grosso Group in the 2005 period compared to $21,315 which was paid to IMA for rent and administrative services in 2004.
     - The Company did not have any outside investor relations costs in the current period. In 2004 a monthly fee of $7,500 was paid to Raven Capital for market awareness and investor relations.
     - Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants in 2005. There were no grants of stock options in the 2004 period.

During the three months ended March 31, 2005 the Company incurred $553,300 of exploration expenditures on the Mogote Property, $64,778 on the Esperanza property and $39,567 on other properties.

During the three months ended March 31, 2005, the Company completed a private placement of common shares to raise gross proceeds of $907,500. The Company also received a further $207,700 from the exercises of warrants.

LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. At March 31, 2005, the Company had total assets of $4,520,132 and working capital of $1,898,147. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

OPERATING CASH FLOW

Cash outflow from operating activities was $272,049 for the three months ended March 31, 2005 compared to $166,506 for the three months ended March 31, 2004.

FINANCING ACTIVITIES

For the three months ended March 31, 2005, the Company received $1,115,200 from the sale of common shares less costs of $61,751.

INVESTING ACTIVITIES

Investing activities required cash of $661,849 for the three months ended March 31, 2005, compared to $148,872 in 2004, for expenditures on its mineral resource interests.

RELATED PARTIES TRANSACTIONS

The Company has an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the three months ended March 31, 2005, the Company paid $18,375 to the President.
The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 9, 2005 an administrative services agreement among the Company and the Grosso Group was executed. During the three months ended March 31, 2005, the Company paid fees of $60,237 to the Grosso Group.

CONTRACTUAL COMMITMENTS

The Company is currently focusing its exploration activities on its Mogote Property in Argentina. It intends to maintain its option requirements on its Mogote Property. The Company signed a letter of intent to acquire an interest in the Esperanza property in Peru. Details of the Company's option payments and expenditure commitments are disclosed in Note 3 to the Company's December 31, 2004 audited financial statements. The Company also has commitments for monthly fees for administrative and management services to be provided by the Grosso Group.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISKS FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2004 Management Discussion and Analysis.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package includes materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares without par value. As at March 31, 2005, there were 16,089,844 outstanding common shares and 1,604,500 stock options which were outstanding and exercisable, with exercise prices ranging between $0.60 and $0.90 per share. In addition, on March 31, 2005, there were 3,886,031 warrants outstanding which expire at various times until March 31, 2006, with exercise prices ranging between $0.60 and $1.20 per share. More information on these instruments and the terms of their conversion are set out in Note 4 to the Company's March 31, 2005 unaudited interim financial statements.

As of May 26, 2005 there were 16,089,844 common shares, 1,604,500 stock options and 3,886,031 warrants outstanding.

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Nikolaos Cacos, Chief Executive Officer, President and Director of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:    May 27, 2005

/s/ Nikolaos Cacos
-----------------------------------------------
Nikolaos Cacos
Chief Executive Officer, President and Director
Amera Resources Corporation

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Arthur Lang, Chief Financial Officer of Amera Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Amera Resources Corporation (the issuer) for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:    May 27, 2005



/s/ Arthur Lang
---------------------------
Arthur Lang
Chief Financial Officer
Amera Resources Corporation